UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                   for the fiscal year ended December 31, 2005

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                        for the transition period from    to

                         Commission File Number: 1-16625

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               Bunge Savings Plan
                          c/o Bunge North America, Inc.
                               11720 Borman Drive
                            St. Louis, Missouri 63146

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Bunge Limited
                                 50 Main Street
                             White Plains, NY 10606

BUNGE SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                       1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for
     Benefits as of December 31, 2005 and 2004                                2

   Statements of Changes in Net Assets Available for
     Benefits for the Years Ended December 31, 2005 and 2004                  3

   Notes to Financial Statements                                            4-9

SUPPLEMENTAL SCHEDULES:

   Form 5500, Schedule H, Part IV, Line 4a--Schedule of
     Delinquent Participant Contributions for the
     Year Ended December 31, 2005                                            10

   Form 5500, Schedule H, Part IV, Line 4i--Schedule of
     Assets (Held at End of Year), December 31, 2005                         11

   NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

 Signature Page                                                              12

 Exhibit Index                                                               13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Bunge Savings Plan:

We have audited the accompanying financial statements of the Bunge Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

St. Louis, Missouri
June 16, 2006

BUNGE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004
--------------------------------------------------------------------------------


                                                      2005             2004
                                                      ----             ----

INVESTMENTS--At fair value:
  Mutual funds                                     $1,616,488        $3,096,282
  Common collective trusts                            716,585           923,160
  Interest in Bunge Limited common shares             173,833           128,804
  Participant loans                                         -            85,012
                                                   ----------        ----------
        Total investments                           2,506,906         4,233,258
                                                   ----------        ----------

CONTRIBUTIONS RECEIVABLE:
  Participants                                          9,819            12,825
  Employer group                                          246               301
                                                   ----------        ----------

        Total contributions receivable                 10,065            13,126
                                                   ----------        ----------

PLAN TRANSFERS PAYABLE                                      -           (27,637)
                                                   ----------        ----------

NET ASSETS AVAILABLE FOR BENEFITS                  $2,516,971        $4,218,747
                                                   ==========        ==========


See notes to the financial statements.

BUNGE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
--------------------------------------------------------------------------------


                                                           2005          2004
                                                           ----          ----
ADDITIONS TO NET ASSETS:
  Investment income--interest                           $    6,371    $    9,222
  Investment income--dividends                              89,928        71,029
  Participants' contributions                              426,899       606,597
  Other contributions                                       31,717         2,613
  Employer contributions                                    13,520        15,508
  Asset transfers (Note 10)                                      -     1,925,841
  Net appreciation in value of investments                  16,453       258,593
                                                        ----------    ----------

        Total                                              584,888     2,889,403
                                                        ----------    ----------

DEDUCTIONS FROM NET ASSETS:
  Benefits paid to participants                            119,095       238,982
  Asset transfers (Note 10)                              2,160,624     1,017,605
  Expenses                                                   6,945         7,900
                                                        ----------    ----------
        Total                                            2,286,664     1,264,487
                                                        ----------    ----------

(DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR
  BENEFITS                                              (1,701,776)    1,624,916

NET ASSETS AVAILABLE FOR BENEFITS--Beginning of year     4,218,747     2,593,831
                                                        ----------    ----------

NET ASSETS AVAILABLE FOR BENEFITS--End of year          $2,516,971    $4,218,747
                                                        ==========    ==========


See notes to the financial statements.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.   BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     The Bunge Savings Plan (the "Plan"), formerly the Bunge North America, Inc. Savings Plan, was established as of April 1, 1996. The Plan was amended effective January 1, 2004, to change the Plan name to the Bunge Savings Plan, transfer assets attributable to non-union participants in the Plan to the Bunge Retirement Savings Plan, formerly known as the Bunge North America, Inc. Profit Sharing Plan, and transfer the assets of the Central Soya 401(k) Plan for Hourly Employees ("CSY Plan") to the Plan and master trust. The Plan was further amended to provide that Plan provisions applicable to participants in the CSY Plan are set forth in a separate subplan known as Supplement A to the Plan. Effective January 1, 2005, the assets attributable to Supplement A participants were transferred to the Bunge Savings Plan - Supplement A. Plan assets attributable to the subplan covering Supplement A participants may only be used to pay benefits for Supplement A participants, and trust assets attributable to the subplan covering the remaining participants may only be used to pay benefits for such participants. Significant accounting policies followed by the Plan are as follows.

     Basis of Accounting--The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

     Investments--Investments in Bunge Limited common shares, common collective trusts, and mutual funds are stated at fair value which is based on quoted market prices. Purchases and sales of investments are accounted for on the trade date. Interest and dividend income is recorded when earned. Earnings on investments are allocated to participants based on account balances.

     Administrative Expenses--Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

     Use of Estimates--The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

     The Plan invests in various securities including common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

2.   PLAN DESCRIPTION

     The Plan is a defined contribution plan designed to qualify under Section 401(k) of the Internal Revenue Code ("IRC") and is administered by the Savings Plan Committee (the "Committee") appointed by the Board of Directors of Bunge North America, Inc. (the "Company"). The Company has appointed CitiStreet as recordkeeper and State Street Bank and Trust Company ("State Street") to serve as Trustee of the Plan. The descriptions of Plan terms in the following notes to financial statements are provided for general information purposes only and are qualified in their entirety by reference to the Plan. Participants should refer to the Plan document for more complete information. For the 2005 Plan year, all regular hourly employees, except those regular hourly employees of Bunge North America (East), L.L.C. whose terms and conditions of employment are subject to a collective bargaining agreement that bargained to participate in the Plan, are eligible participants. For the 2004 Plan year, all regular hourly employees, whose terms and conditions of employment are subject to a collective bargaining agreement that bargained to participate in the Plan, were eligible participants. Individual accounts are maintained for each Plan participant. The Plans is subject to the provisions of ERISA.

3.   CONTRIBUTIONS AND WITHDRAWALS

     Contribution limits for participants are based on their respective collective bargaining agreements. The total amount which a participant could elect to contribute to the Plan on a pre-tax basis in 2005 could not exceed $14,000 ($13,000 in 2004). However in 2005 and 2004, if a
     participant reached age 50 by December 31 of that year, they were able to contribute an additional $4,000 and $3,000 "catch up" contribution, respectively, to the Plan on a pre-tax basis.

     The contribution amounts and allocation between pre-tax and post-tax basis of participants are subject to Internal Revenue Service discrimination tests.

     The employer match for participant contributions, if any, is subject to their collective bargaining agreements. Such matching contributions are credited to individual participants' accounts, and vest at a rate of 20% per year and become 100% vested following five years of continuous service. Participants will forfeit any non-vested portion of their account balance upon (i) leaving the Company's employment for any reason other than normal retirement, permanent disability, or death or (ii) the termination of the Plan. Any such forfeited amounts are redistributed to continuing participants in the manner specified in the Plan.

     Upon entry into the Plan, participants may elect from a number of investment alternatives for their contributions. Employer matching contributions are allocated to participants based upon the current contribution allocation among investment alternatives elected by the participants. Thereafter, contributions may be reallocated by the participant among all investment alternatives.

     Participants may not withdraw pre-tax contributions except as provided for hardship withdrawals or age 59 1/2 withdrawals permitted by the Plan.

     Following normal retirement, participants must withdraw their entire account balances in a lump sum or any other form of payment which is allowed by the Plan.

     The Plan allows participants the option of making qualified (as defined by the Plan document and the IRC) rollover contributions into the Plan.

4.   PARTICIPANT LOANS

     Only Supplement A participants were eligible to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance prior to their transfer to the Bunge Savings Plan-Supplement A on January 1, 2005. Loan terms ranged from one to five years with the exception of loans for the purchase of a primary residence which may have a longer term. The loans were secured by the balance in the participant's account and bore interest at rates commensurate with the prevailing interest rate charged on similar commercial loans by lending institutions as determined by the plan administrator. Loan payments, including interest due, were paid ratably through payroll deductions. Participant loans were valued at the outstanding loan balance.

5.   PLAN TERMINATION

     The Company expects and intends to continue the Plan indefinitely but reserves the right to discontinue its contributions at any time or to terminate the Plan at any time subject to the provisions of ERISA. Upon such Plan termination, participants will become 100% vested in their accounts.

6.   TAX STATUS

     The Internal Revenue Service has determined and informed the Plan administrator by a letter, dated February 18, 2003, that the Plan and related master trust are designed in accordance with applicable sections of the IRC. The Plan has been amended subsequent to the applicable date of that letter (see Note 1). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been recorded in the Plan's financial statements.

7.   RELATED-PARTY TRANSACTIONS

     Certain of the Plan's investments are invested in shares of funds offered by the Trustee. Therefore, these transactions qualify as exempt party-in-interest transactions. Such investments as of December 31, 2005, are disclosed on the supplemental schedule of assets held for investment purposes.

     Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan. Expenses incurred in connection with administrative fees are paid out of the balance of participant accounts.

8.   INVESTMENTS

     Investments that represent 5% or more of net assets available for benefits at December 31, 2005 and 2004 are as follows:

                                                       2005            2004
                                                       ----            ----

       Fidelity Capital Appreciation Fund             $785,550       $982,050
       SSgA S&P 500 Index Fund                         663,553        603,135
       PIMCO Total Return Fund                         254,252        264,867
       SSgA Money Market Fund                          240,995        649,273
       Legg Mason Value Fund                           207,566              -
       Interest in Bunge Limited common shares         173,833              -
       Fidelity Magellan Fund                                -        496,561
       Fidelity Dividend Growth Fund                         -        403,295

     The net appreciation in fair value, including realized gains and losses, for each class of investments as presented on the statement of net assets available for benefits for the years ended December 31, 2005 and 2004, is as follows:

                                                            2005            2004
                                                            ----            ----

       Mutual funds                                       $(16,749)     $130,595
       Common collective trusts                             33,047        84,540
       Interest in Bunge Limited common shares (1)             155        43,458
                                                          --------      --------

       Net appreciation in value of investments           $ 16,453      $258,593
                                                          ========      ========

     (1) The Plan allows participants to invest in Bunge Limited common shares. Bunge Limited is the parent company of the sponsoring employer. The Plan held 2,318 and 2,150 common shares of Bunge Limited at December 31, 2005 and 2004, respectively. During 2005 and 2004, the Plan recorded dividend income of $1,398 and $1,192, respectively, and net appreciation in fair value of $155 and $43,458, respectively, from Bunge Limited common shares.

9.   PLAN TRANSFERS

     Certain Plan participants also had accounts in another defined contribution plan sponsored by the Company or a company within the same control group. Plan transfers included in the statements of changes in net assets available for benefits reflect transfers made to combine multiple participant accounts into each participant's active account. In addition, if a change in a participant's employment classification occurs during a Plan year (for example, transfer from union to non-union classification), the assets related to such participant would be transferred to the applicable plan within the control group for such participant's new employment status. Such transfer will be made within a reasonable period of time following the change in employment classification. Timing of such transfers may, from time-to-time, result in Plan payables or receivables in the respective plans.

10.  ASSET TRANSFERS

     Effective January 1, 2005, based on the closing market value as of December 31, 2004, the assets and liabilities of all regular hourly employees of Bunge North America (East), L.L.C., including the employee contribution receivable of $4,402 and the plan transfer payable of $27,637, were transferred to the Bunge Savings Plan - Supplement A. Each fund's assets were transferred to identical investment funds at CitiStreet. The fair value of the assets transferred was as follows:

       PIMCO Total Return Fund                                       $   55,819
       Oakmark Select Fund                                                3,897
       Fidelity Magellan Fund                                           447,828
       Fidelity Dividend Growth Fund                                    380,628
       Oppenheimer Capital Appreciation Fund                                242
       Fidelity Capital Appreciation Fund                               292,946
       American Funds New Perspective Fund                              127,977
       Wellington US Core Equity Fund                                       243
       Legg Mason Value Fund                                              1,126
       SSgA Money Market Fund                                           455,631
       SSgA Conservative Strategic Asset Allocation Fund                116,369
       SSgA Moderate Strategic Asset Allocation Fund                    130,531
       SSgA Aggressive Strategic Asset Allocation Fund                   58,410
       SSgA S&P 500 Index Fund                                           25,146
       Interest in Bunge Limited common shares                            2,054
       Participant Loans                                                 85,012
                                                                     ----------

       Total                                                         $2,183,859
                                                                     ==========

     Effective January 1, 2004, based on the closing market value as of December 31, 2003, the assets, and liabilities of the CSY Plan were transferred to the Plan. Fidelity Management Trust Company ("Fidelity") was terminated as recordkeeper and Trustee of the assets related to the CSY Plan and State Street was named as the successor Trustee. CitiStreet was named as successor recordkeeper. The fair value of the assets transferred from Fidelity to CitiStreet was as follows:

       Cash                                                          $  809,418
       PIMCO Total Return Fund                                           41,345
       Fidelity Magellan Fund                                           413,489
       Fidelity Capital Appreciation Fund                               156,497
       Fidelity Dividend Growth Fund                                     38,668
       Fidelity Managed Income Portfolio Fund                           421,468
       Loan Fund                                                         44,956
                                                                     ----------

       Total                                                         $1,925,841
                                                                     ==========

     Each fund's assets were transferred to a comparable investment fund at CitiStreet. Cash was transferred to the SSgA Money Market Fund. PIMCO Total Return Fund assets were transferred to the PIMCO Total Return Fund. Fidelity Magellan Fund assets were transferred to the Fidelity Magellan Fund. Fidelity Capital Appreciation Fund assets were transferred to the Fidelity Capital Appreciation Fund. Fidelity Dividend Growth Fund assets were transferred to the Fidelity Dividend Growth Fund. Fidelity Managed Income Portfolio Fund assets were transferred to the SSgA Money Market Fund. Loan assets were transferred to the CitiStreet Loan Fund.

     Additionally, effective January 1, 2004, based on the closing market value as of December 31, 2003, the assets and liabilities of the non-union employees of the Plan transferred to the Bunge Retirement Savings Plan. Putnam Trust Company ("Putnam") was terminated as recordkeeper and Company representatives resigned as Trustees of the assets related to the non-union participants of the Plan and State Street was named as the successor Trustee. CitiStreet was named as successor recordkeeper. The fair value of the assets transferred from Putnam to CitiStreet was as follows:

       Putnam New Opportunities Fund                                 $  313,036
       Putnam Investors Fund                                             45,436
       Legg Mason Value Institutional Portfolio Fund                     14,691
       American Funds New Perspective Fund                                2,017
       Oppenheimer Capital Appreciation Fund                              1,088
       Wellington Trust Company CIF US Core Equity Fund                     292
       Vanguard Institutional Index Fund                                233,486
       Putnam Money Market Fund                                         201,943
       Interest in Bunge Limited common shares                           47,783
       PIMCO Total Return Fund                                          157,833
                                                                     ----------

       Total                                                         $1,017,605
                                                                     ==========

     Each fund's assets were transferred to a comparable investment fund at CitiStreet. Interests in Bunge Limited common shares were transferred to Interests in Bunge Limited common shares. PIMCO Total Return Fund assets were transferred to the PIMCO Total Return Fund. Putnam New Opportunities Fund assets were transferred to the Fidelity Capital Appreciation Fund. Putnam Investors Fund assets were transferred to the Fidelity Magellan Fund. Legg Mason Value Institutional Portfolio Fund assets were transferred to the Legg Mason Value Fund. American Funds New Perspective Fund assets were transferred to the American Funds New Perspective Fund. Oppenheimer Capital Appreciation Fund assets were transferred to the Oppenheimer Capital Appreciation Fund. Wellington Trust Company CIF US Core Equity Fund assets were transferred to the Wellington US Core Equity Fund. Vanguard Institutional Index Fund assets were transferred to the SSgA S&P 500 Index Fund. Putnam Money Market Fund assets were transferred to the SSgA Money Market Fund.

BUNGE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4a--
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

-------------------------------------------------------------------------------------------------------------------------



                                                      Total that Constitute Nonexempt
                                                          Prohibited Transactions
                                         ----------------------------------------------------------
                                                                                   Contributions        Total Fully
                                                               Contributions          Pending         Corrected Under
       Participant Contributions           Contributions         Corrected          Correction          VFCP and PTE
       Transferred Late to Plan            Not Corrected        Outside VFCP          In VFCP             2002-51
       ------------------------            -------------        ------------          -------             -------
                $492                              -                 $492                  -                   -

BUNGE SAVINGS PLAN


FORM 5500, SCHEDULE H, PART IV, LINE 4i--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

-------------------------------------------------------------------------------------------------------------------------


                                                                           Number of                         Market
                            Description                                  Shares/Units        Cost**          Value
                            -----------                                  ------------        ------          -----
INTEREST IN MUTUAL FUNDS:
   PIMCO Total Return Fund                                                  24,214.4629                     $  254,252
   Oakmark Select Fund                                                       2,204.0985                         72,515
   Fidelity Capital Appreciation Fund                                       31,296.8084                        785,550
   American Funds New Perspective Fund                                       1,953.9810                         55,610
   Legg Mason Value Fund                                                     2,787.2393                        207,566
  *SSgA Money Market Fund                                                    240,994.92                        240,995
                                                                                                            ----------

        Total interest in mutual funds                                                                       1,616,488
                                                                                                            ----------

INTEREST IN COMMON COLLECTIVE TRUSTS:
  *SSgA Conservative Strategic Asset Allocation Fund                         1,286.3621                         14,176
  *SSgA Moderate Strategic Asset Allocation Fund                               746.8072                          8,558
  *SSgA Aggressive Strategic Asset Allocation Fund                             851.6554                         10,109
  *SSgA S&P 500 Index Fund                                                  30,795.5869                        663,553
  *SSgA Russell 2000 Fund                                                      438.4008                          4,439
  *SSgA S&P Midcap Fund                                                        463.2659                         15,750
                                                                                                            ----------

        Total interest in common collective trusts                                                             716,585
                                                                                                            ----------

*INTEREST IN COMMON STOCK--Bunge Limited
  common shares                                                                    2,318                       173,833
                                                                                                            ----------

TOTAL INVESTMENTS                                                                                           $2,506,906
                                                                                                            ==========


*Party-in-interest

**Cost information is not required for participant-directed investments and, therefore, is not included.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     Bunge Savings Plan

Date: June 21, 2006                                  By: /s/ Philip Staggs
                                                         -----------------------
                                                         Philip Staggs
                                                         Plan Administrator

                                  EXHIBIT INDEX

     Exhibit
     Number             Description of Document
     ------             -----------------------

      23.1              Consent of Independent Registered Public Accounting Firm